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                                                 Filed by 3dfx Interactive, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                         Subject Company: 3dfx Interactive, Inc.
                                                   Commission File No. 333-38678


The following Letter to Shareholders accompanies 3dfx Interactive's 2000 Annual Report to Shareholders, which is being mailed on June 12, 2000.


                             Letter to Shareholders

Dear Fellow 3dfx Investors:

As I write this letter in June, 2000, 3dfx is a vastly different company than when I was named President and CEO in December 1999. We are energized by our planned acquisition of GigaPixel, which will bring us new technology and enhance our engineering staff. We are in the process of launching our much anticipated Voodoo 4 and Voodoo 5 product family. We are effecting a cultural change from being a feature-driven company to a company seeking to introduce important new products on a regular basis. We plan on extending our markets from providing the technology that primarily serves gamers to providing technology that will make graphics an important differentiator for a wide variety of products ranging from handheld digital assistants to cell phones. We are enjoying the benefits of a terrific branding effort that provides us the leading mind-share among consumers with both our Voodoo and 3dfx names. And, most importantly, we see revenue growth and profitable quarters ahead of us.

         But as exciting as our current outlook may be, the 12-month period ended January 31, 2000 (our 2000 fiscal year) was a real disappointment. Although total revenues increased from $202.6 million to $360.5 million, largely due to the fact that the May 1999 acquisition of STB allowed us to sell board level products as compared to chip only sales in the prior year, we lost $63.3 million, or ($2.81) per share, compared to net income of $21.7 million, or $1.45 per share, in the year earlier period. The FY 2000 results included restructuring charges of approximately $4.4 million, a one time write off of in-process R&D of $4.3 million and non-cash expenses of $10.2 million for the amortization of goodwill and intangibles, (both of which were associated with the STB acquisition) and a one-time write-down of approximately $1.0 million associated with our FY 2000 sale of our Specialized Technology Group.

         The first step we undertook to remedy our FY 2000 financial results was to accurately analyze our business situation, which led us to some fundamental premises. We are a technology leader, albeit our lead has been challenged significantly in recent times. We have great brand name awareness globally, and control our distribution channels, our quality and our branding. We have a track record for establishing standards in concert with software developers, who write their programs to those standards resulting in de facto industry standards. However, we need to


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extend that skill into new markets and leverage off of this success more aggressively. We are growing at a time when accelerating changes in technology result in dramatic new business opportunities, and we need to identify and pursue those opportunities with a passion for growth and success.

         Based on this analysis, we made some significant management changes, are acquiring leading edge technology, accelerated our development cycle, reduced costs, and adjusted our business model so that we could serve new markets. Additionally, we adopted a new approach to shareholder communications, making ourselves directly available to you via conference calls held not only to explain our quarterly results, but also to discuss major corporate events. We are committed to converse with you as often as appropriate and in as candid terms as allowed by law and good business sense.

         Turning a company around takes time, patience and effort. Although it will not happen overnight, I am confident that we have the knowledge, team and competence to move 3dfx forward. Clearly we are on the right path. We believe that the dual priorities of working hard every day to build our company and keeping you clearly informed of our progress in that effort will translate into greater support for our stock and an increase in our enterprise value, which is our ultimate goal. On behalf of everyone at 3dfx Interactive, I want to thank you for your support and assure you that we will continue to seek that goal relentlessly.

         Sincerely,

         /s/  Alex Leupp
         -------------------------------

         Dr. Alex Leupp
         President and Chief Executive Officer
         3dfx Interactive, Inc.


In connection with the proposed merger by and among 3dfx Interactive, Inc. ("3dfx"), Galapagos Acquisition Corp. and GigaPixel Corporation (the "Merger"), 3dfx has filed with the SEC the Proxy Statement/Prospectus/Information Statement of 3dfx and GigaPixel Corporation relating to the Merger, as well as documents incorporated by reference therein. The Proxy Statement/Prospectus/Information Statement is included in the mailing to shareholders containing the Annual Report and this Letter to Shareholders. We urge investors to read the Proxy Statement/Prospectus/Information Statement, the related Registration Statement on Form S-4, and any other relevant documents filed with the SEC because they contain important information. Investors are able to obtain the documents free of charge at the SEC's website, http://www.sec.gov. In addition, documents filed by 3dfx with the SEC can be obtained by contacting 3dfx at the following address and phone number: Shareholder Relations, 4435 Fortran Drive, San Jose, California 95134, telephone (408)935-4400. Please read the Proxy Statement/Prospectus/Information Statement carefully before making a decision concerning the Merger. Information concerning the participants in the solicitation is set forth in the Proxy Statement/Prospectus/Information Statement.